Exhibit 99.4

Uppsala June 28, 2019

PRESS RELEASE

The Board of Oasmia has decided to report certain transactions to the Swedish Economic Crime Authority and to appoint a special examiner

The Board of Oasmia has decided to report certain suspicious transactions that has been made by the company during several years to the Swedish Economic Crime Authority.

In connection with a tax audit in Oasmia that started during the spring of 2019 a number of remarkable transactions have come to the knowledge of the Board. In connection with this it also became known that an earlier tax audit had been carried out during 2014-2016 where the tax auditors found many transactions, being carried out during several years in millions of Swedish kronor which were not accounted for in the company’s books. Moreover, transactions regarding Oasmia’s patents have been carried out in a doubtful way according to independent IP-right lawyers.

These transactions have been carried out between Oasmia and the companies Alceco International S.A. and Ardenia Investments Ltd that are controlled by the former executive chairman in Oasmia, Julian Aleksov and his former father-in-law, the former Board member Bo Cederstrand.

“Our analysis of the initial findings of the ongoing tax audit, and also facts recently disclosed to us from the previous tax audit, gives us no other choice than to hand over these findings to relevant police authorities for further investigations”, says Jörgen Olsson, Chairman of the Board of Oasmia.

Moreover, the Board has decided to appoint a special examiner in order to give all shareholders a thorough decision basis regarding discharge from liability for the Annual General Meeting that will take place on September 26, 2019.

For more information:

Investor Relations Oasmia

Phone: +46 79-100 11 05

E-mail: IR@oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07.30 CEST on June 28, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).